UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 13, 2026

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Corporate Executive / Group CFO

February 13, 2026

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Masahiro Kihara, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(Tokyo Stock Exchange (Prime Market))

Announcement regarding Capital Ratio as of December 31, 2025

Mizuho Financial Group, Inc. hereby announces Capital Ratio as of December 31, 2025, as shown in the appendix.

Capital Ratio

	Consolidated			(%, Billions of yen)

Mizuho Financial Group International Standard	As of December 31 2025	Change	As of March 31, 2025	As of September 30, 2025
(1) Total Capital Ratio	18.16	0.41	17.75	18.41
(2) Tier 1 Capital Ratio	16.23	0.58	15.65	16.55
(3) Common Equity Tier 1 Capital Ratio	13.76	0.53	13.23	13.70
(4) Total Capital	14,082.8	1,327.0	12,755.7	13,662.3
(5) Tier 1 Capital	12,586.8	1,338.6	11,248.2	12,287.4
(6) Common Equity Tier 1 Capital	10,668.3	1,162.1	9,506.2	10,166.2
(7) Risk-weighted Assets	77,531.2	5,686.8	71,844.4	74,205.0
(8) Total Required Capital (7)x8%	6,202.5	454.9	5,747.5	5,936.4

	Consolidated				Non-Consolidated
Mizuho Bank International Standard	As of December 31 2025	Change	As of March 31, 2025	As of September 30, 2025	As of December 31 2025
(1) Total Capital Ratio	17.21	0.94	16.27	17.50	16.35
(2) Tier 1 Capital Ratio	15.15	1.09	14.06	15.48	14.09
(3) Common Equity Tier 1 Capital Ratio	12.44	1.02	11.42	12.34	11.14
(4) Total Capital	12,278.8	1,560.0	10,718.8	11,836.9	10,623.9
(5) Tier 1 Capital	10,804.5	1,537.2	9,267.3	10,473.0	9,159.1
(6) Common Equity Tier 1 Capital	8,873.0	1,343.9	7,529.0	8,350.9	7,238.6
(7) Risk-weighted Assets	71,306.4	5,427.0	65,879.4	67,632.6	64,971.6
(8) Total Required Capital (7)x8%	5,704.5	434.1	5,270.3	5,410.6	5,197.7

	Consolidated				Non-Consolidated
Mizuho Trust & Banking Domestic Standard	As of December 31 2025	Change	As of March 31, 2025	As of September 30, 2025	As of December 31 2025
(1) Capital Ratio	33.79	/	/	/	34.09
(2) Core Capital	486.8	/	/	/	471.5
(3) Risk-weighted Assets	1,440.5	/	/	/	1,383.0
(4) Total Required Capital (3)x4%	57.6	/	/	/	55.3

* As of December 31, 2025, Mizuho Trust & Banking is subject to the Domestic Standard.

	Consolidated				Non-Consolidated
Mizuho Trust & Banking International Standard (Reference)	As of December 31 2025	Change	As of March 31, 2025	As of September 30, 2025	As of December 31 2025
(1) Total Capital Ratio	37.49	5.89	31.60	34.58	37.90
(2) Tier 1 Capital Ratio	37.45	5.85	31.60	34.58	37.86
(3) Common Equity Tier 1 Capital Ratio	37.45	5.85	31.60	34.57	37.86
(4) Total Capital	580.6	86.7	493.9	549.8	564.5
(5) Tier 1 Capital	580.0	86.1	493.8	549.7	564.0
(6) Common Equity Tier 1 Capital	579.9	86.1	493.8	549.7	564.0
(7) Risk-weighted Assets	1,548.5	(14.0)	1,562.5	1,589.6	1,489.4
(8) Total Required Capital (7)x8%	123.8	(1.1)	125.0	127.1	119.1